FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of, January, 2003
                  -----------------


                          Research In Motion Limited
 ----------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
----------------------------------------------------------------------------
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                          Form 40-F   X
                  -----------                           -----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                No    X
             ----------                           ------------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX

Document                                                       Page No.

  1.      Consolidated Financial Statements and Notes                4
          thereto for the nine months ended November 30, 2002.

  2.      Management's Discussion and Analysis for the              19
          three months and nine months ended November 30, 2002.

  3.      Press release dated January 14, 2002.                     33

                                                                    Document 1

                                    Research In Motion Limited
                              Incorporated Under the Laws of Ontario
                    (United States dollars, in thousands except per share data)


Consolidated Balance Sheets                                                   As at
                                                               November 30                   March 2
                                                                  2002                        2002
                                                         ---------------------------------------------------

Assets                                                         (unaudited)                (audited)
Current

Cash and cash equivalents                                     $ 350,676                  $ 340,476
Marketable securities                                                 -                    304,083
Trade receivables                                                44,302                     42,642
Other receivables                                                 6,182                      5,976
Inventory                                                        29,116                     37,477
Prepaid expenses and other                                        5,900                      6,664
                                                         ---------------             --------------

                                                                436,176                    737,318

Long term portfolio investments (note 2)                        180,403                          -

Capital assets                                                  167,150                    151,843

Intangible assets                                                46,150                     16,003

Goodwill                                                         30,588                     14,395

Future income tax assets                                              -                     28,598
                                                         ---------------             --------------

                                                              $ 860,467                  $ 948,157
                                                         ===============             ==============

Liabilities
Current

Accounts payable and accrued liabilities                       $ 68,797                   $ 46,934
Accrued litigation and related expenses (note 6)                 29,159                          -
Income taxes payable                                              4,496                      2,446
Deferred revenue                                                 11,054                      9,773
Current portion of long-term debt                                   344                        385
                                                         ---------------             --------------

                                                                113,850                     59,538

Long-term debt                                                   11,052                     11,874
                                                         ---------------             --------------

                                                                124,902                     71,412
                                                         ---------------             --------------

Shareholders' Equity
Capital stock (note 3)                                          873,972                    894,750
Deficit                                                        (138,407)                   (18,005)
                                                         ---------------             --------------

                                                                735,565                    876,745
                                                         ---------------             --------------

                                                              $ 860,467                  $ 948,157
                                                         ===============             ==============


See notes to the consolidated financial statements.


                                              Research In Motion Limited
                                        Incorporated Under the Laws of Ontario
                              (United States dollars, in thousands except per share data)


Consolidated Statements of Operations and Deficit

                                                                                            For the Three Months Ended
                                                                                      November 30                 December 1
                                                                                         2002                        2001
                                                                                 -----------------------    --------------------
                                                                                                     (unaudited)

Revenue                                                                                        $ 74,176                    $ 70,857
Cost of sales                                                                                    39,670                      44,385
                                                                                 -----------------------    ------------------------

Gross margin                                                                                     34,506                      26,472

                                                                                 -----------------------    ------------------------
Expenses

Research and development net of government funding of $15 (2002 - $3,632)                        16,843                      10,485
Selling, marketing and administration (note 4)                                                   33,415                      25,650
Amortization                                                                                      7,798                       4,427
Restructuring charges (note 5)                                                                    6,550                           -
Litigation (note 6)                                                                              27,760                           -
                                                                                 -----------------------    ------------------------

                                                                                                 92,366                      40,562
                                                                                 -----------------------    ------------------------

Loss from operations                                                                            (57,860)                    (14,090)

Investment income                                                                                 2,901                       5,164
                                                                                 -----------------------    ------------------------

Loss before write-down of investments and income taxes                                          (54,959)                     (8,926)

                                                                                 -----------------------    ------------------------
Provision for (recovery of) income taxes (note 7)

Current                                                                                               -                        (440)
Future                                                                                           37,365                      (2,228)
                                                                                 -----------------------    ------------------------
                                                                                                 37,365                      (2,668)
                                                                                 -----------------------    ------------------------

Net loss                                                                                        (92,324)                     (6,258)

Deficit, beginning of period                                                                    (46,083)                     (1,752)

Common shares repurchased in excess of carrying amount (note 3)                                       -                      (1,445)
                                                                                 -----------------------    ------------------------

Deficit, end of period                                                                       $ (138,407)                   $ (9,455)
                                                                                 =======================    ========================

Loss per share (note 8)

Basic                                                                                           $ (1.20)                    $ (0.08)
                                                                                 =======================    ========================

Diluted                                                                                         $ (1.20)                    $ (0.08)
                                                                                 =======================    ========================

Weighted average number of common shares outstanding (000's)

Basic                                                                                            76,993                      78,236

Diluted                                                                                             n/a                         n/a

See notes to the consolidated financial statements.


                                    Research In Motion Limited
                              Incorporated Under the Laws of Ontario
                    (United States dollars, in thousands except per share data)


Consolidated Statements of Operations and Deficit

                                                                                 For the Nine Months Ended
                                                                          November 30                    December 1
                                                                              2002                           2001
                                                                        ------------------             -----------------
                                                                                           (unaudited)

Revenue                                                                          $ 219,230                   $ 227,921
Cost of sales                                                                      119,976                     157,187
                                                                      ---------------------    ------------------------

Gross margin                                                                        99,254                      70,734

                                                                      ---------------------    ------------------------
Expenses

Research and development net of government funding
  of $7,182 (2002 - $9,283)                                                         43,381                      25,430
Selling, marketing and administration (note 4)                                      89,917                      75,759
Amortization                                                                        21,990                      11,724
Restructuring charges (note 5)                                                       6,550                           -
Litigation (note 6)                                                                 32,670                           -
                                                                      ---------------------    ------------------------

                                                                                   194,508                     112,913
                                                                      ---------------------    ------------------------

Loss from operations                                                               (95,254)                    (42,179)

Investment income                                                                    8,932                      21,407
                                                                      ---------------------    ------------------------

Loss before write-down of investments and income taxes                             (86,322)                    (20,772)

                                                                      ---------------------    ------------------------
Writedown of investments                                                                 -                       5,350
                                                                      ---------------------    ------------------------

Loss before income taxes                                                           (86,322)                    (26,122)

                                                                      ---------------------    ------------------------
Provision for (recovery of) income taxes (note 7)
Current                                                                              3,513                      11,281
Future                                                                              27,593                     (17,474)
                                                                      ---------------------    ------------------------
Future
                                                                                    31,106                      (6,193)
                                                                      ---------------------    ------------------------

Net loss                                                                          (117,428)                    (19,929)

Retained earnings (deficit), beginning of period                                   (18,005)                     11,919

Common shares repurchased in excess of carrying amount (note 3)                     (2,974)                     (1,445)
                                                                      ---------------------    ------------------------

Deficit, end of period                                                          $ (138,407)                   $ (9,455)
                                                                      =====================    ========================

Loss per share (note 8)

Basic                                                                              $ (1.51)                    $ (0.25)
                                                                      =====================    ========================

Diluted                                                                            $ (1.51)                    $ (0.25)
                                                                      =====================    ========================

Weighted average number of common shares outstanding (000's)

Basic                                                                               77,812                      78,259

Diluted                                                                                n/a                         n/a

See notes to the consolidated financial statements.



                                                  Research In Motion Limited
                                            Incorporated Under the Laws of Ontario
                                 (United States dollars, in thousands except per share data)


Consolidated Statements of Cash Flows

                                                                                          For the Three Months Ended
                                                                                      November 30            December 1
                                                                                         2002                   2001
                                                                                   -----------------------------------------
                                                                                                   (unaudited)

Cash flows from operating activities

Net loss                                                                                   $ (92,324)              $ (6,258)

Items not requiring an outlay of cash:

Amortization                                                                                   7,883                  4,427
Future income taxes (note 7)                                                                  40,774                 (3,321)
Foreign exchange gain                                                                            (84)                  (339)
Loss on write-down of capital assets                                                             490                      -
                                                                                   ------------------     ------------------

                                                                                             (43,261)                (5,491)
                                                                                   ------------------     ------------------

Net changes in non-cash working capital items

Trade receivables                                                                                282                 12,572
Other receivables                                                                               (431)                (2,131)
Inventory                                                                                     (4,127)                 9,535
Prepaid expenses                                                                               1,826                    944
Accounts payable and accrued liabilities                                                      10,062                  9,614
Accrued litigation and related expenses (note 6)                                              29,159                      -
Income taxes payable                                                                          (1,065)                  (733)
Deferred revenue                                                                               2,258                    615
                                                                                   ------------------     ------------------

                                                                                              37,964                 30,416
                                                                                   ------------------     ------------------

                                                                                              (5,297)                24,925
                                                                                   ------------------     ------------------

Cash flows from financing activities

Issuance of share capital and warrants                                                           290                    105
Buyback of common shares pursuant to Common Share Purchase Program (note 3(b))                     -                 (5,525)
Repayment of debt                                                                               (137)                   (80)
                                                                                   ------------------     ------------------

                                                                                                 153                 (5,500)
                                                                                   ------------------     ------------------

Cash flows from investing activities

Acquisition long-term portfolio investments                                                  (98,881)                     -
Acquisition of capital assets                                                                 (7,364)                (4,213)
Acquisition of intangible assets                                                              (4,355)               (22,317)
Acquisition of subsidiaries (note 9)                                                          (2,060)                (9,811)
Acquisition of marketable securities                                                               -               (357,103)
Proceeds on sale and maturity of marketable securities                                        72,266                160,492
                                                                                   ------------------     ------------------

                                                                                             (40,394)              (232,952)
                                                                                   ------------------     ------------------

Foreign  exchange effect on cash and cash equivalents                                             84                    339
                                                                                   ------------------     ------------------

Net decrease in cash and cash equivalents for the period                                     (45,454)              (213,188)

Cash and cash  equivalents, beginning of period                                              396,130                422,733
                                                                                   ------------------     ------------------

Cash and cash  equivalents, end of period                                                  $ 350,676              $ 209,545
                                                                                   ==================     ==================

Cash and cash  equivalents are comprised as follows:

Balances with banks                                                                         $ 22,364               $ 32,400
Short-term investments                                                                       328,312                177,145
                                                                                   ------------------     ------------------

                                                                                           $ 350,676              $ 209,545
                                                                                   ==================     ==================

See notes to the consolidated financial statements.

                                    Research In Motion Limited
                              Incorporated Under the Laws of Ontario
                    (United States dollars, in thousands except per share data)

Consolidated Statements of Cash Flows


                                                                                       For the Nine Months Ended
                                                                                   November 30            December 1
                                                                                      2002                   2001
                                                                                -----------------------------------------
                                                                                              (unaudited)

Cash flows from operating activities

Net loss                                                                               $ (117,428)             $ (19,929)

Items not requiring an outlay of cash:

Amortization                                                                               22,488                 11,724
Future income taxes (note 7)                                                               28,598                (13,907)
Foreign exchange gain                                                                         (84)                  (479)
Loss on write-down of capital assets                                                          490                      -
                                                                                ------------------     ------------------

                                                                                          (65,936)               (22,591)
                                                                                ------------------     ------------------

Net changes in non-cash working capital items

Trade receivables                                                                          (1,541)                 8,009
Other receivables                                                                            (171)                   (42)
Inventory                                                                                   8,361                 19,633
Prepaid expenses                                                                              796                  2,731
Accounts payable and accrued liabilities                                                   20,402                  7,887
Accrued litigation and related expenses (note 6)                                           29,159                      -
Income taxes payable                                                                        1,693                  2,750
Deferred revenue                                                                            1,281                 (2,881)
                                                                                ------------------     ------------------

                                                                                           59,980                 38,087
                                                                                ------------------     ------------------

                                                                                           (5,956)                15,496
                                                                                ------------------     ------------------

Cash flows from financing activities

Issuance of share capital and warrants                                                        750                    811
Buyback of common shares pursuant to Common Share Purchase Program (note 3(b))            (24,502)                (5,525)
Repayment of debt                                                                          (1,077)                  (210)
                                                                                ------------------     ------------------

                                                                                          (24,829)                (4,924)
                                                                                ------------------     ------------------

Cash flows from investing activities

Acquisition long-term portfolio investments                                              (180,403)                     -
Acquisition of capital assets                                                             (36,395)               (43,833)
Acquisition of intangible assets                                                          (24,394)               (23,053)
Acquisition of subsidiaries (note 9)                                                      (21,990)                (9,811)
Acquisition of marketable securities                                                      (41,900)            (1,129,483)
Proceeds on sale and maturity of marketable securities                                    345,983                895,852
                                                                                ------------------     ------------------

                                                                                           40,901               (310,328)
                                                                                ------------------     ------------------

Foreign  exchange effect on cash and cash equivalents                                          84                    479
                                                                                ------------------     ------------------

Net increase (decrease) in cash and cash equivalents for the period                        10,200               (299,277)

Cash and cash  equivalents, beginning of period                                           340,476                508,822
                                                                                ------------------     ------------------

Cash and cash  equivalents, end of period                                               $ 350,676              $ 209,545
                                                                                ==================     ==================

Cash and cash  equivalents are comprised as follows:

Balances with banks                                                                      $ 22,364               $ 32,400
Short-term investments                                                                    328,312                177,145
                                                                                ------------------     ------------------

                                                                                        $ 350,676              $ 209,545
                                                                                ==================     ==================

See notes to the consolidated financial statements.


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

    For The Nine Month Periods Ended November 30, 2002 and December 1, 2001
        In thousands of United States dollars, except per share data, and except as otherwise indicated

1.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended March 2, 2002, except for the following new accounting standard changes:

     (a)  Goodwill and other intangibles

          Effective March 3, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment as of the beginning of the current year. The Company performed the required impairment tests of goodwill as at March 3, 2002 and concluded that the existing goodwill was not impaired. There has been no change in the carrying value of goodwill since March 2, 2002.

     (b)  Translation of foreign currencies

          Effective March 3, 2002, the Company adopted the new recommendations of Section 1650 of the CICA Handbook with respect to foreign currency translation and accordingly, has eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. The effect of adopting this accounting policy did not have a significant effect on the financial statements.

     (c)  Stock-based compensation plan

          Effective March 3, 2002, the Company adopted the new recommendations of Section 3870 of the CICA Handbook ("CICA 3870") with respect to stock-based compensation. The Company has chosen to continue using the intrinsic value method to record the stock options granted to employees and therefore the recommendations have had no effect on the consolidated balance sheet and the net loss. The Company has presented the required proforma disclosures for all stock options issued after March 2, 2002 in note 11 to these interim financial statements.

     These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended March 2, 2002.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

      For The Nine Month Periods Ended November 30, 2002 and December 1, 2001
         In thousands of United States dollars, except per share data, and except as otherwise indicated


     Interim results are not necessarily indicative of the results expected for the year.

2.   LONG-TERM PORTFOLIO INVESTMENTS

     During fiscal 2003, the Company purchased long-term portfolio investments with maturities from one to five years, the balance of which amounted to $180,403 (2002 - $nil). The Company does not exercise significant influence with respect to any of these investments. Long-term investments are carried at cost. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

3.   CAPITAL STOCK

     (a)  Share capital



                                                                                   Shares
                                                                                 Outstanding         Amount
                                                                                 ------------------------------------
                                                                                  (000's)

       Authorized - unlimited number of common shares

       Common shares outstanding - March 2, 2002                                  78,791         $ 894,380

       Exercise of options                                                           184               750

       Common shares repurchased pursuant to Common Share Purchase Program        (1,939)          (21,528)
                                                                                ----------------------------

       Common shares outstanding - November 30, 2002                              77,036           873,602

       Common share purchase warrants outstanding at end of period                    75               370
                                                                                ----------------------------

                                                                                  77,111         $ 873,972
                                                                                ============================



     (b)  Common share buyback (000's)

          During the first nine months of fiscal 2003 the Company purchased 1,939 common shares pursuant to its Common Share Purchase Plan at a cost of $24,502. The amount in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled. No shares were repurchased during the third quarter.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

    For The Nine Month Periods Ended November 30, 2002 and December 1, 2001
         In thousands of United States dollars, except per share data, and except as otherwise indicated


     (c)  Stock option plan

          The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date.

          The total number of options outstanding (in thousands) as at November 30, 2002 was 10,632 (March 2, 2002 - 10,086). During the
          first nine months of fiscal 2003, the Company granted 933 stock options at an average exercise price of $16.32.

     On October 3, 2002 the Company's Board of Directors approved the purchase by RIM of up to as many as 3.8 million common shares, which approximates 5% of the common shares outstanding at that date, over the next 12 months from time to time on the NASDAQ National Market. Purchases may commence on October 9, 2002. All common shares purchased by RIM will be cancelled.

     As at January 9, 2003, the Company had 77,105 common shares outstanding, 10,554 stock options outstanding and 75 common share purchase warrants outstanding.

4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the third quarter includes $470 with respect to foreign exchange gains (2002 - foreign exchange loss of $64). Selling, marketing and administration expense for the fiscal 2003 nine month period includes $627 with respect to foreign exchange gains (2002 - foreign exchange loss of $1,017). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.

5.   RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges.

     On November 6, 2002, the Company's senior management finalized its detailed exit plan (the "Plan") that included the termination of employees, related costs and the closure and exit of certain leased facilities. The Company's Board of Directors met on November 7, 2002 and approved the Plan substantially as proposed by management and delegated to management the necessary authority to carry out the Plan.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

    For The Nine Month Periods Ended November 30, 2002 and December 1, 2001
         In thousands of United States dollars, except per share data, and except as otherwise indicated


     All employees in connection with the workforce reduction component of the Plan were terminated on or about November 12, 2002. The Company expects to complete the remaining elements of the Plan during the fourth quarter of fiscal 2003.

     The pre-tax financial components of the Plan are summarized below:


                                            Restructuring      Cash                          Balances as at
                                               Expense        Payments        Write-offs       11/30/2002
                                            -----------------------------------------------------------------------

Workforce reduction and related costs        $ 4,056          $ (2,397)         $       -        $    1,659
Excess facilities and capital assets           2,494                 -               (490)            2,004
                                            ----------------------------------------------------------------------

                                             $ 6,550          $ (2,397)         $    (490)       $   3,663
                                            =========       ===========        ===========      ===========


     The balance of the restructuring provision of $3,663 as at November 30, 2002 is included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

6.   LITIGATION AWARD

     During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter").

     The NTP matter went to trial during the third quarter of 2003. The jury verdict, dated November 21, 2002, in the United States District Court for the Eastern District of Virginia was in favour of NTP and found that certain of RIM's products infringed on NTP patents, that the infringement was willful and that damages in the amount of approximately $23.1 million were awarded. During the third quarter of fiscal 2003, the Company recorded an expense for the $23.1 million jury verdict, as well as an expense of $4.7 million ($9.6 million year to date) for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The expense recorded on a year to date basis is $32.7 million.

     The jury's award of damages amounting to approximately $23.1 million remains subject to post trial motions and appeal. The Court has scheduled a hearing for late February 2003 to determine whether to enter judgement on the verdict, to enhance damages on the verdict, or to set aside the verdict. If the jury's verdict is upheld through the post trial and appeal processes, RIM would be required to pay NTP approximately $23.1 million in damages. In its discretion, as a result of the jury's finding of wilful infringement by RIM, the Court may award additional damages, to result in a total award of up to three times the jury's verdict on damages. Additionally, the Court may assess against RIM the amount of NTP's

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

    For The Nine Month Periods Ended November 30, 2002 and December 1, 2001
        In thousands of United States dollars, except per share data, and except as otherwise indicated


     reasonable attorney fees as a result of the willful infringement finding.

     Under the Court's schedule for post-trial motions, by December 20, 2002, both NTP and the Company filed their motions and supporting memoranda with the Court. NTP has filed for motions with respect to entry of final judgment, prejudgment and postjudgment interest, enhanced damages and attorney fees, a permanent injunction that would seek to terminate U.S. BlackBerry service, prohibit certain software licensing, prohibit the sale and distribution of certain handhelds and ancillary matters. RIM has filed a motion requesting a new trial on the issues of the validity and infringement of the patents-in-suit as well as whether any infringement was willful and a motion for judgment as a matter of law based upon new legal authority, or in the alternative for a new trial, on the same issues.

     The Company's management remains of the view that RIM did not infringe upon any of NTP's patents and furthermore that the patents are invalid. As at the end of the Company's third quarter for the current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable; consequently, no additional amount beyond a provision for the jury verdict of $23.1 million as well as estimated ongoing patent litigation costs of $9.6 million year to date have been recorded in these financial statements.

7.   INCOME TAXES

     During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under generally accepted accounting principles with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded a valuation allowance of $40.1 million against the value of the future income tax asset. This $40.1 million valuation allowance is reflected on the Consolidated Statement of Operations and Deficit as follows: $2.7 million, representing scientific research investment tax credits, was charged to Research and development; and $37.4 million has been recorded as a future income tax provision. The valuation allowance, combined with the decision to report results from operations without tax effecting losses beginning in the third quarter of 2003, resulted in unrecognized income tax benefits of $61.3 million as at November 30, 2002. These net future tax assets have a substantially unlimited life and remain available for use against taxes on future profits.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

    For The Nine Month Periods Ended November 30, 2002 and December 1, 2001
        In thousands of United States dollars, except per share data, and except as otherwise indicated


8.   LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share for the comparable three and nine month reporting periods:


                                                                             For the three months ended
                                                                           November 30        December 1
                                                                               2002              2001
                                                                           ------------------------------

   Numerator for basic and diluted loss per share
   available to common stockholders                                        $  (92,324)        $  (6,258)
                                                                           ===============================

   Denominator for basic and diluted loss per share -
   weighted average shares outstanding (000's)                                 76,993            78,236
                                                                           ===============================

   Loss per share

     Basic                                                                 $   (1.20)         $   (0.08)
     Diluted                                                               $   (1.20)         $   (0.08)



                                                                             For the nine months ended
                                                                           November 30        December 1
                                                                               2002              2001

Numerator for basic and diluted loss per share
available to common stockholders                                              $ (117,428)       $  (19,929)

Denominator for basic and diluted loss per share -
weighted average shares outstanding (000's)                                       77,812            78,259

Loss per share
  Basic                                                                       $   (1.51)        $   (0.25)
  Diluted                                                                     $   (1.51)        $   (0.25)


9.   ACQUISITION OF SUBSIDIARIES

     During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

    For The Nine Month Periods Ended November 30, 2002 and December 1, 2001
        In thousands of United States dollars, except per share data, and except as otherwise indicated


     Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company effective with expertise and technology related to wireless networks.

     The results of the acquirees' operations have been included in the consolidated financial statements for the periods from each respective closing date up to November 30, 2002.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Assets purchased

      Capital assets                                              $     317
      Acquired technology                                             7,326
      Goodwill                                                       16,193
                                                                  ---------
                                                                     23,836
                                                                  ---------

Liabilities assumed - non-cash working capital                        1,275
Future income tax liability                                             357
                                                                  ---------
                                                                      1,632
                                                                  ---------

Net non-cash assets acquired                                         22,204

      Cash acquired                                                     117
                                                                  ---------

Net assets acquired                                                $ 22,321

Consideration
      Cash                                                         $ 22,107
      Assumption of acquiree long-term debt                             214
                                                                  ---------

                                                                   $ 22,321
                                                                  =========

10.  CONTINGENCIES

     In addition to the NTP matter discussed in note 6, the Company has the following contingencies:

     On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by Good Technology, Inc. ("Good") to find that one of the Company's patents is

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

    For The Nine Month Periods Ended November 30, 2002 and December 1, 2001
         In thousands of United States dollars, except per share data, and except as otherwise indicated


     invalid. The likely outcome of this motion is not determinable but in any event would not result in the Company having to pay monetary damages to Good. Accordingly no amount has been recorded in these financial statements.

     During the second quarter, the Company filed several complaints and lawsuits against Good alleging Good's infringements on a number of the Company's patents, copyrights, trademarks and other property. The Company has asked the Courts for injunctions against Good as well as for monetary damages and costs. In connection with the most recent lawsuit, the Company has an interim injunction application which is currently scheduled to be heard by the Court in late January 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11.  STOCK-BASED COMPENSATION

     The Company has an incentive stock option plan for all of its eligible directors, eligible officers and eligible employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. No compensation expense is recognized.

     CICA 3870 requires proforma disclosures of net income (loss) and earnings
     (loss) per share, as if the fair value based method as opposed to the intrinsic value based method of accounting for employee stock options had been applied. The disclosures in the following table show the Company's net loss and loss per share on a proforma basis using the fair value method, on a straight-line basis, as determined by using the Black-Scholes option pricing model:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

    For The Nine Month Periods Ended November 30, 2002 and December 1, 2001
        In thousands of United States dollars, except per share data, and except as otherwise indicated



                                                                        Three Months Ended     Nine Months Ended
                                                                        November 30, 2002      November 30, 2002
                                                                       ---------------------------------------

Net loss - as reported                                                          $ (92,324)         $ (117,428)
Estimated stock-based compensation costs for the period                               401                 986
                                                                       ---------------------------------------

Net loss - proforma                                                             $ (92,725)         $ (118,414)
                                                                       =======================================

Proforma loss per common share:
  Basic and diluted                                                             $   (1.20)         $    (1.52)

Weighted average number of shares (000's):
  Basic and diluted                                                                76,993              77,812



     The weighted average fair value of options granted during the quarter was calculated as follows using the Black-Scholes option pricing model with the following assumptions:



                                                                Three Months      Three Months Ended      Three Months Ended
                                                             Ended June 2, 2002     August 31, 2002       November 30, 2002
                                                           -------------------------------------------------------------------

Number of options issued (000's)                                 507                 203                         223
                                                           -------------------------------------------------------------------

Weighted average Black-Scholes value of each option          $ 10.40              $ 5.64                      $ 7.18

Assumptions:
  Risk free interest rates                                      4.5%                4.5%                        4.5%
  Expected life in years                                         3.5                 3.5                        3.5
  Expected dividend yield                                         0%                  0%                          0%
  Volatility                                                     70%                 70%                         70%



12.  COMPARATIVE FIGURES

     Certain prior period financial data have been reclassified to conform to the current period's classification.

                                                                    Document 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the Company's unaudited consolidated financial statements and the accompanying notes in this Interim Report to Shareholders for the three months and nine months ended November 30, 2002.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see "Forward-Looking Statements".

Interim results are not necessarily indicative of the results expected for the year.

All financial information herein is presented in United States ("U.S.")
dollars.

Results of Operations

Three months ended November 30, 2002 compared to the three months ended December 1, 2001

Revenue

RIM's revenues are generated through a number of sources. Sales of BlackBerry wireless handhelds to network operators, strategic partners and large corporate customers continue to generate significant revenue streams for the Company. Additionally, the Company earns an increasing amount of its revenues from recurring monthly revenues for BlackBerry service. Revenues are also generated from the licensing of BlackBerry software, sales of radio modems to OEM manufacturers and non-recurring engineering development services ("NRE").

Revenue for the third quarter of fiscal 2003 was $74.2 million, an increase of $3.3 million or 4.7% from $70.9 million in the third quarter last year. A comparative revenue breakdown is set out in the following table:


                                        Third Quarter                                      Increase (Decrease)
                                       Fiscal Year 2003           Fiscal Year 2002         2003/2002
                                       ---------------------------------------------------------------------------
                                        ($000's)                   ($000's)                     ($000's)

Handhelds                               $27,517        37.1%       $36,984         52.2%       $ (9,467)

Service                                  32,728        44.1%        23,643         33.4%          9,085

OEM, software, non-recurring
engineering ("NRE") and other            13,931        18.8%        10,230         14.4%          3,701
                                        --------------------------------------------------------------------------
                                        $74,176       100.0%       $70,857        100.0%       $  3,319
                                        ==========================================================================

This year over year quarterly revenue net increase of $3.3 million or 4.7% is comprised of several factors.

Handheld product sales decreased $9.5 million to $27.5 million or 37.1% of consolidated revenues in the current fiscal year compared to $37.0 million or 52.2% in the prior year. Sales of handheld products were lower in the current quarter as RIM's business continues to shift to sales of General Packet Radio System ("GPRS") handhelds from Mobitex and Datatac handhelds shipped to carrier and reseller partners.

Service revenue for the current fiscal year increased by $9.1 million or 38.4% to $32.7 million from $23.6 million in 2002 and comprised 44.1% of consolidated revenues. This increase is a function of the continued growth of BlackBerry subscriber base. BlackBerry subscribers increased by net 60,000 to approximately 463,000 in the current quarter from approximately 403,000 as at August 31, 2002.

OEM, software, NRE and other revenues increased to $13.9 million or 18.8% of consolidated revenues compared to $10.2 million or 14.4% of revenues in the previous year. Software growth is generally consistent with the increase in service revenues while NRE revenues have increased primarily as a result of securing a large contract with one customer that commenced during the second quarter of fiscal 2002. This specific NRE contract was completed during the third quarter of fiscal 2003.

Gross Margin

Gross margin increased to $34.5 million or 46.5% of revenue in the third quarter of fiscal 2003, compared to $26.5 million or 37.4% of revenue in the same period of previous year. The increase in the current year's gross margin percentage, as compared to the prior year, was primarily due to increased margins on handheld products and favourable changes in the revenue mix; the third quarter of fiscal 2003 included a greater proportion of higher margin revenue categories such as software, license and non-recurring engineering revenues compared to the corresponding quarter one year ago.

Research and Development

Net research and development expense, after accounting for government funding in the form of expense reimbursements and scientific research investment tax credits ("ITC's") of nil in the current quarter (2002-$3.6 million), was $16.8 million or 22.7% of total revenues versus $10.5 million or 14.8% in the comparable quarter of the previous year. Government funding in the form of ITC's for the current fiscal quarter includes a charge $2.7 million, representing ITC's previously recorded in the first and second quarters of fiscal 2003 now reversed and which is a component of the $40.1 million valuation allowance with respect to the future tax asset balance - see Income Taxes below. Continued focus on the development of next generation handhelds for Europe, Asia and North America, together with ongoing work on the BlackBerry platform, have accounted for most of this increase.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses were $33.4 million for the third quarter of fiscal 2003, compared to $25.6 million for the corresponding quarter of 2002, an increase of $7.8 million. The increase resulted from increased BlackBerry sales and marketing initiatives, continued focus on joint channel marketing activities, additional international sales and marketing personnel and increased infrastructure and staffing in administrative, financial and legal services (prior to the fiscal 2003 third quarter restructuring charges - see Restructuring Charges) to support the Company's planned future growth and additional international expansion.

Amortization

Amortization expense increased to $7.8 million or 10.5% of revenue for the third quarter of fiscal 2003 from $4.4 million or 6.2% in the third quarter of the prior year. Amortization expense has increased as a result of the expenditures for capital and intangible assets and the amortization of technology acquired with respect to the four corporate acquisitions.

Restructuring Charges

During the third quarter of 2003, as part of the implementation of a plan to improve operating results (the "Plan") in order to streamline its operations and reduce expenses, the Company recorded restructuring charges which consisted of workforce reduction costs across all of the organization's employee groups and excess facilities and related costs for operating lease commitments with respect to space no longer needed to support ongoing operations. The Company's Board of Directors met on November 7, 2002 and approved the Plan substantially as proposed by management and delegated to management the necessary authority to carry out the Plan.

All employees in connection with the workforce reduction component of the Plan were terminated on or about November 12, 2002. The Company expects to complete the remaining elements of the Plan during the fourth quarter of fiscal 2003.

The pre-tax financial components of the Plan are summarized below ($000's):


                                            Restructuring       Cash                               Balances as at
                                               Expense         Payments          Write-offs         11/30/2002
                                            ---------------------------------------------------------------------

Workforce reduction and related costs        $ 4,056          $ (2,397)          $      -           $ 1,659
Excess facilities and capital assets           2,494                 -               (490)            2,004
                                            ---------------------------------------------------------------------
                                            $  6,550          $ (2,397)          $   (490)          $ 3,663
                                            =====================================================================


The balance of $3,663 as at November 30, 2002, is included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

The longer-term cost savings of these measures are estimated to be approximately $20 million to $25 million per year. The savings are expected to begin in the Company's 2003 fourth quarter, with the full impact of savings realized in the first quarter of fiscal 2004.

Litigation

During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter"). The NTP matter went to trial during the third quarter of 2003. The jury verdict, dated November 21, 2002 found that certain of RIM's products infringed on NTP patents, that the infringement was willful and that damages in the amount of approximately $23.1 million were awarded.

During the third quarter of fiscal 2003, the Company recorded an expense for the $23.1 million jury verdict, as well as an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million.

The jury's award of damages remains subject to post trial motions and appeal. The Court has scheduled a hearing for late February 2003 to determine whether to enter judgment on the verdict, to enhance damages on the verdict, or to set aside the verdict. If the jury's verdict is upheld through the post trial and appeal processes, RIM would be required to pay NTP approximately $23.1 million in damages. In its discretion, as a result of the jury's finding of willful infringement by RIM, the Court may award additional damages, to result in a total award of up to three times the jury's verdict on damages. Additionally, the Court may assess against RIM the amount of NTP's reasonable attorney fees as a result of the willful infringement finding.

Under the Court's schedule for post-trial motions, by December 20, 2002, both NTP and the Company filed their motions and supporting memoranda with the Court. NTP has filed for motions with respect to entry of final judgment, prejudgment and postjudgment interest, enhanced damages and attorney fees, a permanent injunction that would seek to terminate U.S. BlackBerry service, prohibit certain software licensing, prohibit the sale and distribution of certain handhelds and ancillary matters. RIM has filed a motion requesting a new trial on the issues of the validity and infringement of the patents-in-suit as well as whether any infringement was willful and a motion for judgment as a matter of law based upon new legal authority, or in the alternative for a new trial, on the same issues.

The Company's management remains of the view that RIM did not infringe upon any of NTP's patents and furthermore that the patents are invalid. If required, RIM will appeal this ruling and will request a review by the United States Court of Appeal at the Federal Circuit following the Court's judgment in February. RIM is confident that it will prevail upon appeal.

Investment Income

Investment income decreased to $2.9 million in the third quarter of fiscal year 2003 from $5.2 million in the corresponding quarter of fiscal 2002. The decrease primarily reflects lower interest rates realized in the current quarter versus the prior year. Additionally, the Company's average total balance of cash, cash equivalents, marketable securities and long-term portfolio investments was lower during the current quarter compared with the comparable quarter of the preceding fiscal year.

Income Taxes

The Company's future tax asset balance represents temporary differences including research and development costs and incentives that will result in deductible amounts in future years, financing costs, capital asset book versus tax values, non-deductible reserves, as well as operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its future tax assets based upon estimates, projected future taxable income streams during periods in which temporary differences become deductible and tax planning strategies. The Company records a valuation allowance to reduce future income tax assets to the amount that is more likely than not to be realized.

As a result of the current operating loss incurred including the aforementioned charges to operations, as well as forecasted near term operating losses, the Company determined that it was no longer able to satisfy the "more likely than not" standard under generally accepted accounting principles with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded an additional valuation allowance of $40.1 million against the value of the future income tax asset. This $40.1 million valuation allowance is reflected on the Consolidated Statement of Operations and Deficit as follows: $2.7 million, representing scientific research investment tax credits, was charged to Research and development; and $37.4 million has been recorded as a future income tax provision and reflected in the Provision for (recovery of) income taxes.

The valuation allowance, combined with the decision to report results from operations without tax effecting losses beginning in the third quarter of 2003, resulted in unrecognized income tax benefits of $61.3 million as at November 30, 2002. These net future tax assets remain available for use against taxes on future profits. Tax planning is available for these net future tax assets which will result in a substantially unlimited life.

Net Loss

Net loss for the third quarter was $92.3 million or $1.20 per share basic and diluted compared to a net loss of $6.3 million or $0.08 per share basic and diluted in the third quarter of fiscal 2002.

Nine months ended November 30, 2002 compared to the nine months ended December 1, 2001

Revenue

Revenue for the first nine months of fiscal 2003 was $219.2 million, a decrease of $8.7 million or 3.8% from $227.9 million in the first nine months last year.

A comparative revenue breakdown is set out in the following table:


                                          Year to Date                Year to Date              Increase (Decrease)
                                        Fiscal Year 2003            Fiscal Year 2002                 2003/2002
                                       -------------------------------------------------------------------------------
                                          ($000's)                    ($000's)                        ($000's)

Handhelds and other hardware products      $  82,697      37.7%      $132,939     58.3%            $ (50,242)

Service                                       93,386      42.6%        62,104     27.2%               31,282

OEM, software, non-recurring
engineering ("NRE") and other                 43,147      19.7%        32,878     14.5%               10,269
                                           --------------------------------------------------------------------------
                                           $ 219,230     100.0%      $227,921    100.0%             $ (8,691)
                                           ==========================================================================

The year over year revenue decrease was primarily due to reduced handheld product sales, which decreased $50.2 million to $82.7 million or 37.7% of consolidated revenues in the current fiscal year compared to $132.9 million or 58.3% in the prior year. Sales of handhelds and hardware products were lower in the current year's first nine months as RIM's business continues to shift to sales of General Packet Radio System ("GPRS") handhelds from Mobitex and Datatac handhelds shipped to carrier and reseller partners.

Service revenue for the current fiscal period increased by $31.3 million or 50.4% to $93.4 million from $62.1 million in 2002 and comprised 42.6% of consolidated revenues. This increase is a function of the continued growth of BlackBerry subscriber base. BlackBerry subscribers increased by a net of 142,000 or 44.2% to approximately 463,000 in the current period from approximately 321,000 as at March 2, 2002.

OEM, software, NRE and other revenues increased to $43.1 million or 19.7% of consolidated revenues compared to $32.9 million or 14.5% of revenues in the previous year. Software growth is generally consistent with the increase in service revenues while NRE revenues increased primarily as a result of securing a large contract with one customer that commenced during the second quarter of fiscal 2002.

Gross Margin

Gross margin increased to $99.3 million or 45.3% of revenue in the first nine months of fiscal 2003, compared to $70.7 million or 31.0% of revenue in the same period of the previous year. The Company recorded a $16.1 million write-down of the carrying values of its legacy inventories of component raw materials parts during the second quarter of fiscal 2002. The increase in the current year's gross margin percentage, beyond the effect of the fiscal 2002 $16.1 million write-down, was primarily due to increased margins on handheld products and favourable changes in the revenue mix; the first nine months of fiscal 2003 included a greater proportion of higher margin revenue categories such as software, license and non-recurring engineering revenues compared to the corresponding quarter one year ago.

Research and Development

Net research and development expense, after accounting for government funding of $7.2 million (2002 - $9.3 million) in the form of expense reimbursements and ITC's, was $43.4 million or 19.8% of total revenues first nine months of fiscal 2003 versus $25.4 million or 11.2% in the comparable period of the previous year. Government funding in the form of ITC's for the third quarter of fiscal 2003 includes a charge $2.7 million, representing scientific research ITC's previously recorded in the first and second quarters of fiscal 2003 now reversed and which is a component of the $40.1 million valuation allowance with respect to the future tax asset balance - see Income Taxes below. Continued focus on the development of next generation handhelds for Europe, Asia and North America, together with ongoing work on the BlackBerry platform, have accounted for most of this increase.

Selling, Marketing and Administrative Expenses

Selling, marketing and administrative expenses were $89.9 million for the first nine months of fiscal 2003, compared to $75.8 million for the comparable period of 2002. During the second quarter of fiscal 2002, the Company recorded a bad debt provision of $6.9 million with respect to the write-down a large customer's trade receivable balance to its then estimated net realizable value. The fiscal 2003 expense increase over the fiscal 2002 amount, beyond the effect of the fiscal 2002 $6.9 million provision, resulted from increased BlackBerry sales and marketing initiatives, continued focus on joint channel marketing activities, additional international sales and marketing personnel and increased infrastructure and staffing in administrative, financial and legal services to support the Company's planned future growth and international expansion.

Amortization

Amortization expense increased to $22.0 million or 10.0% of revenue for the first nine months of fiscal 2003 from $11.7 million or 5.1% in the first nine months of the prior year. Amortization expense has increased as a result of capital and intangible asset expenditures, including production equipment and tooling, research and development computers and equipment, information technology infrastructure, software licences and the amortization of technology acquired with respect to the four corporate acquisitions.

Restructuring Charges

During the third quarter of 2003, as part of the implementation of a plan to improve operating results (the "Plan") in order to streamline its operations and reduce expenses, the Company recorded restructuring charges which consisted of workforce reduction costs across all of the organization's employee groups and excess facilities and related costs for operating lease commitments with respect to space no longer needed to support ongoing operations.

All employees in connection with the workforce reduction component of the Plan were terminated on or about November 12, 2002. The Company expects to complete the remaining elements of the Plan during the fourth quarter of fiscal 2003.

The longer-term cost savings of these measures are estimated to be approximately $20 million to $25 million per year. The savings are expected to begin in the Company's 2003 fourth quarter, with the full impact of savings realized in the first quarter of fiscal 2004.

Litigation

During the third quarter of fiscal 2003, the Company recorded an expense for the $23.1 million jury verdict, as well as an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The Company had also recorded an expense of $4.9 million with respect to its patent defense litigation costs during the second quarter of fiscal 2003; bringing the year to date figure to $32.7 million.

The Company's management remains of the view that RIM did not infringe upon any of NTP's patents and furthermore that the patents are invalid. If required, RIM will appeal this ruling and will request a review by the United States Court of Appeal at the Federal Circuit following the Court's judgment in February. RIM is confident that it will prevail upon appeal.

Investment Income

Investment income decreased to $8.9 million in the nine months of fiscal year 2003 from $21.4 million in the first nine months of fiscal 2002. The decrease primarily reflects lower interest rates realized in the current period versus one year ago. Additionally, the Company's average total balance of cash, cash equivalents, marketable securities and long-term portfolio investments was lower during the current period compared with the comparable period of the preceding fiscal year.

Write-down of Investments

During the second quarter of fiscal 2002 the Company determined that impairment in the carrying values of certain of its investments was other than temporary in nature. Consequently the Company recorded a write-down in values totalling $5.3 million.

Income Taxes

During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under generally accepted accounting principles with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded an additional valuation allowance of $40.1 million against the value of the future income tax asset. This $40.1 million valuation allowance is reflected on the Consolidated Statement of Operations and Deficit as follows: $2.7 million, representing scientific research investment tax credits, was charged to Research and development; and $37.4 million has been recorded as a future income tax provision and reflected in the Provision for (recovery of) income taxes. The Company's year to date provision for income taxes was $31.1 million.

The valuation allowance, combined with the decision to report results from operations without tax effecting losses beginning in the third quarter of 2003, resulted in unrecognized income tax benefits of $61.3 million as at November 30, 2002. These net future tax assets have a substantially unlimited life and remain available for use against taxes on future profits.

Net Loss

Net loss for the first nine months was $117.4 million or $1.51 per share basic and diluted compared to a net loss of $19.9 million or $0.25 per share basic and diluted in the comparable period of fiscal 2002.

Liquidity and Capital Resources

Three months ended November 30, 2002 compared to the three months ended December 1, 2001

Cash flow used in operating activities was $5.3 million in the current quarter compared to cash flow generated by operating activities of $24.9 million during the same period of the prior year. The majority of the current period's net loss has been recovered in cash flows through amortization, the reduction of the future income tax asset as well as the increase in accounts payable and accrued liabilities and accrued litigation and related expenses. The fiscal 2002 period's cash flow benefited from the reductions in trade receivables and inventories and an increase in accounts payable and accrued liabilities.

Cash flow generated from financing activities was $0.2 million for the current period. In the comparable period for 2002, the Company used $5.5 million, including the buyback of common shares of $5.5 million.

Cash flow used in investing activities for the fiscal 2003 period, before accounting for the net change in marketable securities and long-term portfolio investments, equalled $13.8 million, including capital asset expenditures of $7.4 million, intangible asset expenditures of $4.4 million and the acquisition of subsidiaries of $2.1 million. The proceeds on the net disposition of marketable securities were used in part to fund the acquisition of long-term portfolio investments of $98.9 million. Cash flow used in investing activities for the comparable period of the prior fiscal year, before accounting for the net change in marketable securities, was $36.3 million and included capital asset expenditures of $4.2 million, intangible asset expenditures of $22.3 million and the acquisition of subsidiaries of $9.8 million.

Nine months ended November 30, 2002 compared to the nine months ended December 1, 2001

Cash flow used in operating activities was $6.0 million for the first nine months of fiscal 2003 compared to $15.5 million generated from operating activities during the same period of the prior year. The majority of the current period's net loss has been recovered in cash flows through amortization, the reduction of the future income tax asset as well as the increase in accounts payable and accrued liabilities and accrued litigation and related expenses. The fiscal 2002 period's cash flow benefited from the reductions in trade receivables and inventories and an increase in accounts payable and accrued liabilities.

Cash flow used in financing activities was $24.8 million for the current period, including the buyback of common shares of $24.5 million. In the comparable period for 2002, the Company used $4.9 million, including the buyback of common shares of $5.5 million.

Cash flow used in investing activities for the first nine months of fiscal 2003, before accounting for the net change in marketable securities and long-term portfolio investments, equalled $82.8 million, including capital asset expenditures of $36.4 million, intangible asset expenditures of $24.4 million and the acquisition of subsidiaries of $22.0 million. The proceeds on the net disposition of marketable securities were used in part to fund the acquisition long-term portfolio investments of $180.4 million. Cash flow used in investing activities for the first nine months of the prior fiscal year, before accounting for the net change in marketable securities, was $76.7 million and included capital asset expenditures of $43.8 million, intangible asset expenditures of $23.1 million and the acquisition of subsidiaries of $9.8 million.

Cash, cash equivalents, marketable securities and long-term portfolio investments decreased by $18.8 million to $531.1 million as at November 30, 2002 compared to $549.9 million as at August 31, 2002; and by $113.5 million from $644.6 million as at March 2, 2002. A comparative summary of the resources available to fund the Company's operations is set out below.


                                                                                   As At
                                                           November 30, 2002   August 31, 2002   March 2, 2002
                                                            ($000's)            ($000's)           ($000's)
                                                          -------------------------------------------------------

Cash and cash equivalents                                 $ 350,676             $ 396,130         $ 340,476
Marketable securities                                             -                72,266           304,083
Long-term portfolio investments                             180,403                81,522                 -
                                                          --------------------------------------------------------

Cash, cash equivalents, marketable
securities and long-tem portfolio
investments                                               $ 531,079             $ 549,918         $ 644,559
                                                          ========================================================


At the present time, the Company believes it will be able to and is consequently planning to fund any liabilities ultimately assessed by the courts pursuant to the NTP matter prior to the conclusion of any appeals process by means of either a letter of credit, performance bond or similar financial instrument as opposed to making an actual cash payment or payments.

The Company has now placed $180.4 million into long-term portfolio investments as at November 30, 2002 compared to $81.5 million as at August 31,2002 and nil as at June 1, 2002 and March 2, 2002. The Company currently generates a rate of interest on its long-term portfolio investments of approximately 3.8%.

On October 3, 2002 the Company's Board of Directors approved the purchase by RIM of up to an aggregate of an additional 3.8 million common shares, which approximates 5% of the common shares outstanding as at that date, over the next 12 months from time to time on the Nasdaq National Market. All common shares purchased by RIM will be cancelled.

Market Risk of Financial Instruments

The Company continues to operate in fiscal 2003 in generally the same manner as fiscal 2002 whereby it is engaged in operational and financing activities that generate risk in generally four primary areas: creditworthiness of investees with respect to the Company's investment portfolio, foreign exchange, interest rate and credit and customer concentration. These risks remain essentially unchanged from March 2, 2002.

Forward-Looking Statements

Forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements are detailed below and in the Company's periodic reports filed with the United States Securities and Exchange Commission, the Ontario Securities Commission and other regulatory authorities.

                                                                    DOCUMENT 3

U.S. PATENT AND TRADEMARK OFFICE TO REEXAMINE PATENTS DISPUTED IN NTP INC. VS. RIM LITIGATION

Waterloo, ON - January 14, 2003 - Research In Motion Limited (RIM) (Nasdaq:
RIMM; TSX: RIM) reported today that the U.S. Patent and Trademark Office has ordered a Director Initiated Reexamination of five of the United States Patents owned by NTP Inc. The Director of the U.S. Patent and Trademark Office has determined that certain relevant patents and publications (known as "prior art") not previously considered by the U.S. Patent and Trademark Office raise a substantial new question of patentability as to the claims of the NTP Inc. patents. These patents are disputed in the ongoing litigation between NTP Inc. and RIM.

The patents to be reexamined are U.S. Patent Numbers 5,625,670; 5,631,946; 5,819,172; 6,067,451 and 6,317,592.

As previously announced, NTP Inc. filed a complaint in November, 2001 alleging that certain RIM products infringed on patents held by NTP Inc. that cover the use of radio frequency wireless communications in electronic mail systems. A jury verdict reached in November, 2002 in the United States District Court for the Eastern District of Virginia favored NTP Inc. The jury verdict remains subject to post-trial motions and appeal. Of the eight patents listed in the original complaint, only five patents were litigated during the jury trial. Four of the five patents litigated have now been ordered to be reexamined. RIM confirmed today that it plans to bring the Director's determinations and the reexamination orders to the attention of the United States District Court for the Eastern District of Virginia in the course of filing post-trial memoranda with the Court this week. The litigation between NTP Inc. and RIM remains before the Court. Further comment and details were not disclosed.

About Research In Motion
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact: Scott Pollard, Brodeur Worldwide for RIM, 212.771.3644, spollard@brodeur.com
Investor Contact: RIM Investor Relations, 519.888.7465,
investor_relations@rim.net
--------------------------

Research In Motion, RIM, the RIM logo, the RIM Wireless Handheld family of marks, BlackBerry and the BlackBerry logo are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders. Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                  SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Research In Motion Limited
                                         -----------------------------------
                                                 (Registrant)


Date:  January 14, 2003               By:  /s/ Rob Duncan
       -------------------                -----------------------------------
                                                      (Signature)
                                          Rob Duncan
                                          VP, Corporate Controller